                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M   6 - K


  [X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                  GOLDCORP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




      PROVINCE OF ONTARIO                                98770100
-------------------------------             ------------------------------------
(State of other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                          Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                            Yes [   ]             No [ X ]

GOLDCORP INC.
--------------------------------------------------------------------------------

                                  NEWS RELEASE

Toronto, Canada
November 22, 1999


                            1999 THIRD QUARTER REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

           (ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED
                  STATES DOLLARS, UNLESS OTHERWISE INDICATED.)


FINANCIAL HIGHLIGHTS

                                                        Three months                Nine months
                                                     ended September 30,         ended September 30,
                                                     -------------------         -------------------
                                                      1999         1998           1999         1998
                                                     ------       ------         ------       ------
                                       (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)

Revenues                                            $  14.4     $   14.6       $  39.1      $  44.4

Earnings from operations                                1.2          1.1           1.7          3.4
Earnings (loss)                                         0.8         (0.4)          1.7         (1.3)
EARNINGS (LOSS) PER SHARE (FULLY DILUTED)              0.01        (0.01)         0.02        (0.02)

Cash flow from operations                               4.2          2.2           4.0          5.2
CASH FLOW FROM OPERATIONS
     PER SHARE (FULLY DILUTED)                         0.05         0.04          0.05         0.08

Gold sales (OUNCES)                                  35,100       29,200        83,876       86,096
Average realized gold price per ounce                   259          289           271          294

                                                                        As at                 As at
                                                                September 30,          December 31,
LIQUIDITY AND CAPITAL RESOURCES                                          1999                  1998
                                                                -------------          ------------
                                                                   (IN MILLIONS OF  U.S. DOLLARS)
Cash and short-term investments                                         $41.5                 $ 9.3
Working capital                                                          51.8                  19.0

Gold Hedging                                                              NIL                   NIL
Debt                                                                      NIL                   NIL

Goldcorp Inc. - 1999 Third Quarter Results                               Page 2
-------------------------------------------------------------------------------

OVERVIEW

Goldcorp is well positioned relative to the gold mining industry for several important reasons;

     ONE, Goldcorp is UNHEDGED. This means it has not sold its gold production at a predetermined price for future delivery. Therefore it has the ability to participate fully and profitability should the price of gold increase;

     TWO, Financially, Goldcorp has a great deal of flexibility, because it has POSITIVE CASH FLOW AND EARNINGS AND NO DEBT; and

     THREE, Goldcorp's RED LAKE MINE is scheduled to start commercial production in November 2000. This high-grade gold mine will provide the company with the distinct advantage of owning a mine that produces gold at one of the lowest cost in the world, $88 per ounce. This mine will provide strong protection in the event of lower gold prices;

At September 30, 1999 Goldcorp has working capital of $51.8 million. This balance is sufficient to finance the development of the Red Lake Mine to the end of the first quarter 2000. Goldcorp is presently negotiating to secure additional financing to complete the development of Red Lake and augment its working capital. The amount sought is $35 million. The preferred route of financing is debt and/or an asset sale.

OPERATIONAL HIGHLIGHTS
GOLD MINING

RED LAKE MINE - PREPARING FOR PRODUCTION

The mine site is very active today. Over 120 persons, working for various contractors, are presently living on site. The construction and development of the high grade zone at the Red Lake Mine is proceeding on schedule and on budget. Approximately 30% of the capital budget has been spent. The design of the processing plant is essentially complete with several changes incorporated to facilitate increased production capacity. The majority of the underground infrastructure upgrades will be finished by year-end. Key development milestones completed are:

ON SURFACE

- the mill building is enclosed enabling the remainder of the construction to be completed inside;

-    the tailings area work is finished;

- the administration and warehouse buildings are complete with work continuing on inside finishes;

Goldcorp Inc. - 1999 Third Quarter Results                               Page 3
-------------------------------------------------------------------------------

UNDERGROUND

- the hoist automation and fibreoptic cable installation projects have started;

- the 34 level infrastructure work has completed the ventilation raise, the waste pass and pipe work. The maintenance shop, the ore pass and the fuel bay are near completion. This work will allow mechanized development on this level in the new year;

-    the main ramp has been developed from 30 level to 180 feet below 31 level;

-    the backfill engineering has commenced.

LABOUR ISSUES

The unionized portion of Goldcorp's Red Lake Mine employees voted to go out on strike 41 months ago. Clearly this situation is different from most. Normally, when a strike is resolved, the employees return to work. That is not going to happen here. Because the economics of the gold market has already forced the closure and dismantling of the "old" Red Lake Mine. Jobs for the strikers will only be available late next year when the "new" mine construction has been completed and production starts. Thus, for some strikers there may be little incentive to resolve the strike and stop receiving their tax free strike pay.

Given there are no jobs until next year and there will be fewer, Goldcorp made an offer recently, that included a generous severance payment designed to increase these employees financial flexibility and time to make critical career decisions. This was the third offer made by the company during the strike. The union has never provided a comprehensive counter offer, and does not give any appearance of making any soon.

Production will start in late 2000. Our options for production labour are; one, resolve the strike and use our employees; or two, employ contractors. Since, the process of selecting a contractor is extended, we need to start that tendering process soon.

Goldcorp remains hopeful that a resolution of the strike will be reached and is prepared to work hard to achieve that end.

Goldcorp Inc. - 1999 Third Quarter Results                               Page 4
-------------------------------------------------------------------------------

WHARF MINE

Cash production cost per ounce and ounces produced have to-date exceeded budget. Production revenue is unhedged. The projected 1999 production is 104,000 at a cash production cost including royalties and severance taxes of $207 per ounce.

                                                     Three months ended           Nine months ended
                                                          September 30,               September 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------  -----------
   Tons of ore mined (000'S)                         1,060        1,340          3,175        3,350
   Tons of waste removed (000'S)                       645        1,888          4,674        5,428
   Ratio of waste to ore                            0.61:1       1.41:1         1.47:1       1.62:1
   Tons of ore processed (000'S)                     1,113        1,144          3,172        3,230
   Average grade of gold processed
     (OUNCES PER TON)                                0.040        0.033          0.034        0.032
   Gold production (OUNCES)                         32,569       30,061         83,135       88,128

   Operating cost per ounce
       Cash production cost                          $ 165        $ 180          $ 186        $ 187
       Royalties and severance taxes                    21           19             19           20
                                                   -------      -------         ------       ------
       TOTAL CASH COST                                 186          199            205          207
       Non-cash costs                                   14           13             16           11
                                                   -------      -------         ------       ------
       Total operating cost                          $ 200        $ 212          $ 221       $  218
                                                   =======      =======         ======       ======

INDUSTRIAL MINERALS - HAVELOCK LIME AND SASKATCHEWAN MINERALS

Havelock Lime has continued to enjoy strong sales and operating profits during the third quarter, and are ahead of budget. This trend is expected to continue through year end.

Saskatchewan Minerals is in line with budget, but well below its performance in 1998. Increasing natural gas prices and sluggish sales will continue to impact operating margins for the remainder of the year.

                                                     Three months ended           Nine months ended
                                                          September 30,               September 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------   ----------
                                                              (IN MILLIONS OF  U.S. DOLLARS)
Revenues                                       $       5.3  $       6.1    $      16.3   $     19.0
Operating profit                                       1.1          1.8            3.4          5.5
Operating cash flow                                    1.3          2.1            4.2          6.5

Goldcorp Inc. - 1999 Third Quarter Results                               Page 5
-------------------------------------------------------------------------------

YEAR 2000 PREPARATION

Goldcorp has completed its Year 2000 related inventory, analysis and remediation of all critical systems. Contingency plans to address potential failures have been developed at all operations. Further monitoring and follow up with key suppliers and customers will continue throughout the year. Total project expenditures are within the original estimate of approximately $500,000.

The above disclosure is based on Goldcorp's current knowledge regarding the Year 2000 issue and is not intended to constitute a warranty or guarantee that all potential issues will be identified and fully addressed. Uncertainties also remain with regard to Goldcorp's dependence on the systems of third parties.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp Inc. - 1999 Third Quarter Results                               Page 6
-------------------------------------------------------------------------------

FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three and nine months ended September 30, 1999.

For further information, please contact:

Robert R. McEwen
Chairman and Chief Executive Officer
Telephone: (416) 865-0326

CORPORATE OFFICE:                   TRANSFER AGENT AND REGISTRAR:
145 King Street West                Montreal Trust Company of Canada
Suite 2700                          151 Front Street West
Toronto, Ontario                    Suite 800
Canada    M5H 1J8                   Toronto, Ontario
Telephone:     (416) 865-0326       Canada   M5J 2N1
Facsimile:     (416) 361-5741       Telephone:    (416) 981-9500
General enquires:  (800) 813-1412   Facsimile:    (416) 981-9800
(Canada and United States)          Enquiries regarding shares, lost
                                    certificates, change of address and other
email:  info@goldcorp.com           matters: (800) 663-9097
website:  www.goldcorp.com

Stock Symbols:
TSE, ME  ("G.A"; "G.B")
NYSE  ("GG.A"; "GG")

Goldcorp Inc. - 1999 Third Quarter Results                               Page 7
-------------------------------------------------------------------------------

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                           As at              As at
                                                                   September 30,       December 31,
                                                                            1999               1998
                                                                  --------------    ---------------
ASSETS

CURRENT ASSETS
    Cash and short-term investments                               $       41,492      $       9,348
    Gold bullion inventory                                                   232                417
    Accounts receivable                                                    5,965              5,497
    Marketable securities                                                  5,590              4,899
    Inventories                                                            6,496              5,933
    Deferred income taxes                                                  4,716              4,350
    Prepaid expenses                                                         551                633
                                                                  --------------      -------------
                                                                          65,042             31,077

MINING INTERESTS, NET                                                     99,935             80,660
DEPOSITS FOR RECLAMATION COSTS                                             3,743              2,069
OTHER ASSETS                                                                 377                453
                                                                  --------------      -------------

                                                                  $      169,097      $     114,259
                                                                  ==============      =============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                      $       11,603      $      11,170
    Taxes payable                                                          1,614                867
                                                                  --------------      -------------
                                                                          13,217             12,037
                                                                  --------------      -------------

PROVISION FOR RECLAMATION COSTS
    AND OTHER LIABILITIES                                                  7,284              5,991
                                                                  --------------      -------------
DEFERRED INCOME TAXES                                                     13,785             13,098
                                                                  --------------      -------------

SHAREHOLDERS' EQUITY
    Capital stock                                                        132,495             85,277
    Contributed surplus                                                    5,569              5,472
    Cumulative translation adjustment                                     (3,148)            (5,819)
    Deficit                                                                 (105)            (1,797)
                                                                  ---------------     --------------
                                                                         134,811             83,133
                                                                  --------------      -------------

                                                                  $      169,097      $     114,259
                                                                  ==============      =============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 Third Quarter Results                               Page 8
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                     Three months ended           Nine months ended
                                                          September 30,              September 30,
                                                      1999         1998           1999         1998
                                               -----------  -----------    -----------  -----------
Revenues
    Gold bullion                               $     9,112  $     8,455    $    22,835  $    25,377
    Industrial minerals                              5,270        6,094         16,258       18,984
                                               -----------  -----------    -----------  -----------
                                                    14,382       14,549         39,093       44,361
                                               -----------  -----------    -----------  -----------
Expenses
    Operating                                       11,324       10,303         31,820       34,532
    Corporate administration                           789          885          2,453        2,503
    Depreciation and depletion                         904          818          2,500        2,300
    Exploration                                        215        1,436            652        1,618
                                               -----------  -----------    -----------  -----------
                                                    13,232       13,442         37,425       40,953
                                               -----------  -----------    -----------  -----------

Earnings from operations                             1,150        1,107          1,668        3,408
                                               -----------  -----------    -----------  -----------

Other income (expense)
    Interest and other income                          634          250          1,455        1,658
    Gain (loss) on marketable securities                             54                      (2,280)
    Increase in provision for decline
       in value of marketable securities              (853)      (1,916)          (364)      (4,601)
                                               ------------ ------------   ------------ ------------
                                                      (219)      (1,612)         1,091       (5,223)
                                               ------------ ------------   -----------  ------------

Earnings (loss) before taxes                           931         (505)         2,759       (1,815)
Income and mining taxes (recovery)                     172          (92)         1,067         (494)
                                               -----------  ------------   -----------  ------------

Earnings (loss) for the period                 $       759  $      (413)   $     1,692  $    (1,321)
                                               ===========  ============   ===========  ============

Earnings (loss) per share
    Basic                                      $      0.01  $    (0.01)    $       0.02 $    (0.02)
                                               ===========  ===========    ============ ===========
    Fully diluted                              $      0.01  $    (0.01)    $       0.02 $    (0.02)
                                               ===========  ===========    ============ ===========

Weighted average number of shares
outstanding (000's)
    Basic                                           77,918       68,932         74,548       68,856
                                               ===========  ===========    ===========  ===========
    Fully diluted                                   84,793       75,221         79,961       74,986
                                               ===========  ===========    ===========  ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 Third Quarter Results                               Page 9
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                     Three months ended           Nine months ended
                                                          September 30,               September 30,
                                                      1999         1998           1999         1998
                                                      ----         ----           ----         ----
Cash provided by (used in)
Operating activities
    Earnings (loss) for the period             $       759  $      (413)   $     1,692  $    (1,321)
    Items not affecting cash
       Depreciation and depletion                      904          818          2,500        2,300
       Loss (gain) on marketable securities,
          net of tax provision                                      (31)                      1,263
       Increase in provision for decline in
          value of marketable securities               853        1,916            364        4,601
       Deferred taxes                                 (321)      (1,045)           (70)        (244)
       Other                                          (512)        (365)        (1,138)      (1,349)
                                               -----------  ------------   ------------ -----------
                                                     1,683          880          3,348        5,250
    Change in non-cash operating
       working capital                               2,514        1,370            693          (10)
                                               -----------  -----------    -----------  ------------
Net cash provided by operating activities            4,197        2,250          4,041        5,240
                                               -----------  -----------    -----------  -----------

Investing activities
    Mining interests                                (8,074)      (2,559)       (17,467)     (11,228)
    Purchases of marketable securities and
       other assets                                              (2,334)          (681)      (3,885)
    Proceeds from sale of marketable securities                   2,134                       5,808
    Decrease (increase) in deposits for
       reclamation costs                               (91)                     (1,045)         533
    Decrease in reclamation sinking fund                                                        559
    Other                                                                          173
                                               -----------  -----------    -----------  -----------
Net cash used in investing activities               (8,165)      (2,759)       (19,020)      (8,213)
                                               ------------ -----------    -----------  ------------

Financing activities
    Issue of capital stock, net                         36           75         47,315          171
                                               -----------  -----------    -----------  -----------
Net cash provided by financing activities               36           75         47,315          171
                                               -----------  -----------    -----------  -----------
Effect of exchange rate changes on cash               (218)          21           (192)         (20)
                                               ------------ -----------    ------------ -----------
Increase (decrease) in cash and
    short-term investments                          (4,150)        (413)        32,144       (2,822)
Cash and short-term investments
    at beginning of period                          45,642       10,064          9,348       12,473
                                               -----------  -----------    -----------  -----------
Cash and short-term investments
    at end of period                           $    41,492  $     9,651    $    41,492  $     9,651
                                               ===========  ===========    ===========  ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 Third Quarter Results                              Page 10
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

      The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1998. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

      These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.


2.    WARRANT ON CLASS B SHARES

      As part of a reorganization in 1994, CSA Management Inc. was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds of C$9,038,400 (US$5,965,000).


3.    ISSUE OF CLASS A SHARES

      On May 13, 1999 pursuant to an underwriting agreement, a syndicate of underwriters purchased 6,000,000 Units of the Company at a price of C$10.00 per Unit for net proceeds of C$56.8 million. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one Class A subordinate voting share, at any time on or before May 13, 2009, at a price of C$20.00 per share.


4.    COMPARATIVE FIGURES

      The Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of cash flow statements. As a result, the non-cash acquisition of the remaining interest in Wilanour Resources Limited in exchange for Goldcorp Class A subordinate voting shares and Class A Warrants recorded in 1998, is no longer reflected as investing and financing activities, respectively, in the 1998 comparative figures in conformity with the new recommendations.

                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GOLDCORP INC.



                                     By    /s/ Robert R. McEwen
                                           ----------------------------------
                                           Chairman & Chief Executive Officer
                                           (Duly Authorized Officer)


Date:  December 20, 1999